UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Recime Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
August 16, 2017

Physical address of issuer
37171 Sycamore Street, Newark, CA 94560

Website of issuer
https://recime.io/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,533	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
October 12, 2017

Recime Inc.



Up to $1,070,000 of Crowd Notes

Recime Inc. (the "company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 15, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by December 15, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 15, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://recime.io/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/recime.inc/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Recime Inc. (the "Company") is a California Corporation, formed on August 16, 2017.

The Company is located at 37171 Sycamore Street, Newark, CA 94560.

The Company's website is https://recime.io/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/recime.inc/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	December 15, 2017
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 10, 14, 17-19 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on August 16, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our platform and service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products or services and thus may be better equipped than us to develop and commercialize products or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
We do not currently maintain any intellectual property registrations. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets,

or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in our solutions' performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $5 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5 million valuation cap, so you should not view the $5 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

BUSINESS

Description of the Business
An end-to-end chatbot platform to help enterprises automate customer support, promotions, content delivery and more.

Business Plan
Recime (ˈresəˌmē) is an enterprise chatbot platform. It allows companies to build chatbots that save the enterprise time and improve the customer experience. Recime provides the cloud infrastructure, chatbot framework, AI, and analytics to easily build chatbots. Our platform is powerful and easy to use, giving developers the tools to streamline their development process. For an enterprise, Recime offers the features large companies need. Chatbots will be quick and responsive to users, data is safe and secure, and we offer 99.5% uptime and dedicated support. Recime offers a SaaS pricing model for business customers and custom service level agreements for enterprise customers. We offer simple and affordable pricing for different enterprise needs. Community Edition (Free): Everything you need to build a great chatbot with no strings attached. Good for startups, community and open-source project. Features include: Multi-channel Integration; Natural Language Processing; Bot Analytics; Community Support. Enterprise Edition (custom pricing): Get everything you need to scale your chatbot and brand. Features include: Multi-channel Integration; Natural Language Processing; Maximum Performance; Bot Analytics; SLA Agreement - 99.9% Uptime; Priority D+1 / 4h Support.

The Company's Products and/or Services

Product / Service	Description	Current Market
Chatbot Platform	An end-to-end chatbot platform to help enterprise automate customer support, promotions, content delivery and more	Enterprises that interact with customers across different messaging platforms

We have no new products in development.

We offer our solutions to enterprise clients via our online website. Our customer acquisition strategy is to increase our number of enterprise clients, Fortune 500 companies, and brands by targeting digital (marketing) agencies and direct sales.

Competition
The markets in which our products are sold are highly competitive. Our products compete against products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We believe that a competitive advantage of our product is that our platform is open and accepts intergration from numerous add-ons (strengthening the benefit for the developer to build their bot using Recime). In addition, we allow developers to code in JavaScript without learning new technologies and give them the power to cross-deploy to various messaging channels at the same time.

Customer Base

Our customers are made up of individual developers, teams of developers, digital agencies who build software and marketing products for companies and companies themselves. We rely on a mix of these customers to create an ecosystem that fosters: quality bots, variety of choices, for-profit bots and brand extension.

Intellectual Property
The Company is dependent on the following intellectual property:

Litigation
None

Other
The Company's principal address is 37171 Sycamore Street, Newark, CA 94560

The Company has the following additional addresses: Not applicable

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
General Working Capital	5.25%	$1,313	9.16%	$97,975
Growth	36.75%	$9,188	64.10%	$685,825
Sales	10.50%	$2,625	18.31%	$195,950
Total	**100%**	**$25,001**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Mehfuz Hossain

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder, January 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Recime, CEO and Co-Founder, January 2017-Present, Mehfuz leads the team with a commanding knowledge of technologies and is constantly working to stay abreast of the changes happening in the software industry. As a software engineer for more than 10 years, Mehfuz created Recime to improve the way developers create the bot of tomorrow.
- Progress, Principal Software Engineer, July 2015-January 2017, Responsible for Progress Labs and DevOps focusing on iOT and mobile. Progress, Solutions Engineer, January 2014-July 2015, Responsible for evaluating solutions for enterprise mobility, running bootcamps (a.k.a. Project Garage).
- Telerik, Technical Advisor, February 2012-January 2015, Extend Telerik Platform Plugin Marketplace. Work with newly formed iOS team for the release of upcoming native iOS productivity components (currently in private beta / invite only). Responsible for building the Everlive iOS SDK. Everlive is Telerik's cloud platform for user, data and file management.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jean-Marc Ly

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Recime, CMO and Co-Founder, March 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Recime, CMO and Co-Founder, March 2017-Present, JM is an expert in growth marketing and has a GREAT attitude. His approach to results-driven campaigns is incredibly valuable in helping Recime grow.
- Falafel Software, Marketing Manager, August 2016 – March 2017, Oversee marketing for 3 organization/product line; Falafel Software (services), EventsXD (B2B SaaS), MeWatt (hardware). Created 12 month marketing plan to increase user base and consolidate user data into behavioral reporting. Revamped website layout and content for 70% increase in site traffic. Adjusted offerings to reflect core products for stronger company focus. Created data reporting for measuring site traffic. Created user acquisition channel strategy using paid acquisition, content writing and email marketing. Kept consistent email open rate at 30% and above. Drove return customers by offering limited deals for scarcity.
- Tradecraft, Growth Marketer, October 2015 – January 2016, Led team of growth marketers to work on multiple client projects ranging from paid acquisition; to optimizing funnel. Worked with large and small enterprises from tech to gaming industry. Applied SEO + SEM, content marketing, social media and paid media principles to start-up scenarios. Performed SEO audit and created recommendations for website improvement for SenseGrow IoT. Implemented Google Analytics and Facebook ads using industry best practices for The Pawington.
- Ikky, Head of Marketing, April 2014 – January 2015, Led Taxiwise business integration effort with Ikky following its purchase by Ikky. Created Go-To-Market plan for app launch which generated 300 new restaurant signups in the first three months. Launched a content marketing video initiative to help tourists and expatriates travel safely in Hong Kong. Grew Ikky user base to over 10,000 users using paid acquisitions, content marketing and partnerships.
- Taxiwise, Cofounder (Marketing and Product), November 2012 – April 2014, Built a taxi booking app business from the ground up that connected expatriates with taxi drivers with 1 click. Successfully scaled the business and negotiated company's purchase by Ikky in 2014. Brought the app to market, signing over 10,000 taxi drivers and 40,000 users and achieving +3,000 average monthly bookings. Led a team of engineers in the creation of four apps: iOS, Android, Web and Driver apps. Secured contracts with strategic hotels and established partnership with major taxi advertising company.

Name
Joseph Holguin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Recime, CPO and Co-Founder, March 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Recime, CPO and Co-Founder, March 2017-Present, Joseph brings strategy, focus and product vision to the management team. With over 7 years working with teams all over the world, Joseph's enthusiasm and great personality pushes Recime to build a great culture.
- Wusk, Co-Founder and CEO, February 2014 – December 2016, Performed interactive research to understand how people consume new digital media. Mocked up Wusk service features and flows. Used agile and lean methodologies to develop and manage team of designers, developers, and writers.
- Corner Agency, Founder and Director of Marketing, May 2012 – August 2016, Recruited clients through warm introductions and referrals, as well as conducting cold calls. Created proposals and contracts for clients. Managed list of agency social media accounts. Developed and implemented online marketing plans for agency and clients. Researched and identified new technologies and media to drive client business goals. Created communities for clients through social media.

Name
Jeffrey Broer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Recime, COO and Co-Founder, August 2016-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Recime, COO and Co-Founder, August 2016-Present, Jeffrey brings vision, creative talent, leadership and attention to detail to the Recime team. Jeffrey is a recognized public speaker, advisor, mentor and investor. He leads Recime's expansion based out of Hong Kong.
- Grayscale LTD Hong Kong, CEO and Founder, February 2011 – September 2015, lead team (user experience (UX) focused web design agency) to provide client solutions; responsible for developing company strategy and implementing plan to accomplish strategy.

Name
Mehfuz Hossain

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Co-Founder, January 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Recime, CEO and Co-Founder, January 2017-Present, Mehfuz leads the team with a commanding knowledge of technologies and is constantly working to stay abreast of the changes happening in the software industry. As a software engineer for more than 10 years, Mehfuz created Recime to improve the way developers create the bot of tomorrow.
- Progress, Principal Software Engineer, July 2015-January 2017, Responsible for Progress Labs and DevOps focusing on iOT and mobile. Progress, Solutions Engineer, January 2014-July 2015, Responsible for evaluating solutions for enterprise mobility, running bootcamps (a.k.a. Project Garage).
- Telerik, Technical Advisor, February 2012-January 2015, Extend Telerik Platform Plugin Marketplace. Work with newly formed iOS team for the release of upcoming native iOS productivity components (currently in private beta / invite only). Responsible for building the Everlive iOS SDK. Everlive is Telerik's cloud platform for user, data and file management.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in California, New Mexico, Hong Kong, Bulgaria, and Bangladesh.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$300,000
Voting Rights	No
Anti-Dilution Rights	Yes (20% Discount)
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	7%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Angel Investors
Amount outstanding	300,000
Interest rate and payment schedule	0%
Amortization schedule	0%
Describe any collateral or security	None
Maturity date	None

Ownership
A majority of the Company is owned by a few people. Those individuals are Mehfuz Hossain (34.7%), Jeffrey Broer (27.8%), Joseph Holguin (20.8%), and Jean-Marc Ly (16.7%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Mehfuz Hossain	34.7%
Jeffrey Broer	27.8%
Joseph Holguin	20.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Recime, Inc. was incorporated on August 16, 2016 ("Inception") in the State of California. The financial statements of Recime, Inc. (which may be referred to as "Recime" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California. Recime is a SaaS (Software as a Service) company providing an end-to-end solution for chatbot development.

The Company has a limited operating history and has not generated revenue intended operations. For the year ended December 31, 2016, we recorded revenue of $0, and net loss of $3,533. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes and technology usage behaviors. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Liquidity and Capital Resources
We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from co-founder contribution, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be

able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).

Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $500,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 15, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even

though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Contributed capital
During 2016, one of the Company's founders advanced funds for operations totaling $3,490, which was considered contributed capital.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mehfuz Hossain
_____
(Signature)

Mehfuz Hossain
_____
(Name)

CEO and Co-Founder
_____
(Title)

10/11/17
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jean-Marc Ly
_____
(Signature)

Jean-Marc Ly
_____
(Name)

CMO and Co-Founder
_____
(Title)

10/11/17
_____
(Date)

/s/Joseph Holguin
_____
(Signature)

Joseph Holguin
_____
(Name)

CPO and Co-Founder
_____
(Title)

10/11/17
_____
(Date)

/s/Mehfuz Hossain
_____
(Signature)

Mehfuz Hossain
_____
(Name)

COO and Co-Founder
_____
(Title)

10/11/17
_____
(Date)

/s/Jeffrey Broer
_____
(Signature)

Jeffrey Broer
_____
(Name)

CEO and Co-Founder
_____
(Title)

10/11/17
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

RECIME, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

As of December 31, 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Recime, Inc.
Index to Financial Statements



dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors and Management
Recime, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Recime, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows from the period from August 16, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, California
August 24, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

RECIME, INC.
BALANCE SHEET
(unaudited)

	December 31, 2016
Assets	
Current assets -	
Cash	$ -
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities -	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Equity	
Preferred stock	-
Common stock	43
Additional paid-in capital	3,490
Accumulated deficit	(3,533)
Total Stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

RECIME, INC.
STATEMENT OF OPERATIONS
(unaudited)

	Period from Inception to December 31, 2016
Revenues	$ -
Operating Expenses:	
General and administrative	2,604
Research and development	929
Total operating expenses	3,533
Net loss	$ (3,533)

See accompanying independent accountants' review report and notes to the financial statements

RECIME, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount			
August 16, 2016 ("Inception")	-	$ -	-	$ -	$ -	$ -	$ -
Founder shares	-	-	427,500	43	-	-	43
Contributed capital	-	-	-	-	3,490	-	3,490
Net loss	-	-	-	-	-	(3,533)	(3,533)
December 31, 2016	-	$ -	427,500	$ 43	$ 3,490	$ (3,533)	-

See accompanying independent accountants' review report and notes to the financial statements

RECIME, INC.
STATEMENT CASH FLOWS
(unaudited)

		Period from Inception to December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,533)
Net cash used in operating activities		(3,533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from founders shares		43
Contributed capital		3,490
Net cash provided by financing activities		3,533
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – NATURE OF OPERATIONS

Recime, Inc. was incorporated on August 16, 2016 ("Inception") in the State of California. The financial statements of Recime, Inc. (which may be referred to as "Recime" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Recime is a SaaS (Software as a Service) company providing an end-to-end solution for chatbot development.

Going Concern and Management's Plans
We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from co-founder contribution, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

See accompanying independent accountants' review report

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes and technology usage behaviors. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Software Development Costs
The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provisions of ASC 350, Intangibles – Goodwill and Other, whereby direct costs related to development and enhancement of internal use software are capitalized, and costs related to maintenance are expensed as incurred. The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement of internally developed software. These software development costs are amortized over the estimated useful life of the software. To date no software costs have been capitalized.

Simple Agreements for Future Equity
The Company has accounted for its Simple Agreement for Future Equity ("SAFE") investments as liability derivatives under the Financial Accounting Standards Board's ("FASB's") Accounting Standards Classification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition
The Company will recognize revenues from services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity

instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Deferred tax assets are made up of our net operating loss carryforwards which equal our net loss in the accompanying statement of operations and reduced by a full valuation allowance. The net operating losses begin to expire in 2036.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Preferred Stock
The Company is authorized to issue 50,000 shares of preferred stock, $0.0001 par value. The preferred shares were authorized after December 31, 2016, see Note 6. No designations related to the preferred stock have been determined.

Common Stock
Upon Inception, the Company authorized 10,000 shares of common stock, $0.0001 par value. Subsequent to year end, the amount of common shares authorized was formally increased to 950,000 shares of common stock, $0.0001 par value. Upon Inception, the founders agreed to allocate shares but indicated such as a percentage of total authorized shares rather than a specific number of shares. The Company has retrospectively reflected the increase in authorized shares and converted the allocated percentages into the appropriate shares for each founder. Accordingly, as of December 31, 2016, 427,500 shares of common stock were issued and outstanding.

In 2017, the company formalized their co-founder agreement with all individuals considered to be co-founders. Per this agreement, 427,500 shares were considered issued and outstanding as of October 1, 2016 which equates to 45% of the issued and outstanding common stock. The other co-founders were provided their shares as of March and April 2017 totaling 256,500 shares or 27% of the authorized shares. All of these shares vest as follows: 25% after one year and monthly thereafter for the remaining 75% over three years. The Company determined the value of these shares was negligible.

Contributed capital
During 2016, one of the Company's founders advanced funds for operations totaling $3,490, which was considered contributed capital.

NOTE 5 – RELATED PARTY TRANSACTIONS

See Note 4 for contributed capital.

NOTE 6 – SUBSEQUENT EVENTS

During 2017, the Company issued 256,500 restricted common shares to employees under the same vesting terms as described in Note 4 per a co-founder agreement. In addition, the Company issued 47,500 restricted common shares to an advisor with the same terms as described in Note 4, with the exception of the shares become 100% vested upon closing of sale of the Company.

In January and March of 2017, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties resulting in $300,000 in proceeds. The agreements provide the right to certain shares of the Company's capital stock subject to the terms of the agreement. Both agreements have a discount rate of 80% and are subject to a valuation cap of $5,000,000. If there is an equity financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of safe preferred stock equal to the purchase amount divided by the conversion price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either receive a cash payment equal to the purchase amount or automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. This instrument will expire and terminate upon either the issuance of stock to the investor, the payment, or setting aside for payment amounts due to the investor.

On August 2017, the Company formally amended their articles of incorporation to increase the amount of authorized shares of common stock from 10,000 to 950,000 and to authorize 50,000 shares of preferred stock. Prior to the formal amendment, the Company had issued equity based on the percentage of authorized common that would be available after the amendment. Accordingly, all historical transactions have been reflected in the common shares individuals ultimately received upon amendment. See Note 4.

The Company has evaluated subsequent events that occurred after December 31, 2016 through August 24, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
PDF of SI Website





Recime

An end-to-end chatbot platform to help enterprises automate customer support, promotions, content delivery and more. Edit Profile

$500	**$5,000,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Recime is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Recime without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Projected Chatbot Market Size (2021)

$3+ billion

Est. CAGR (2016 To 2021)

35.2%

> Partnered with Gigigo, one of the largest mobile agencies in Central Europe and Latin America.

> Developed and powered a Facebook Messenger chatbot for Coca-Cola of Switzerland.

> 550+ registered developers on the platform.

> Developed and powered a Facebook Messenger and WeChat chatbot for SendWyre.com.

> Round Size: US $1,070,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $5,000,000

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

FUND THESIS

...me (ˈresəˌmē) is an AI chatbot framework and cloud based self-service platform for enterprises to build great customer experiences.

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Recime is an enterprise chatbot platform. We provide the tools to easily build chatbots that improve customer experiences by automating customer support, promotions, content delivery, and more. Our chatbots can help companies with:

- **Customer Service:** Customers want to talk to your business 24/7 and expect a response right away. Use AI powered chatbots to save time and efficiently communicate with your customers.

- **Promotions**: Engage your current customers and get new customers by offering promotions and coupons.

- **Content Distribution**: Share news, videos, and photos with your customers to educate and engage your community.

- **Extend Your Service**: Build and extend your services to messaging apps. Think of it as your app living in a messenger.

Pitch Deck

DOWNLOAD

‹   ›

Product & Service

Recime (ˈresəˌmē) is an enterprise chatbot platform. It allows companies to build chatbots that save the enterprise time and improve the customer experience.

- Recime provides the cloud infrastructure, chatbot framework, AI, and analytics to easily build chatbots. Our platform is powerful and easy to use, giving developers the tools to streamline their development process.

- For an enterprise, Recime offers the features large companies need. Chatbots will be quick and responsive to users, data is safe and secure, and we offer 99.5% uptime and dedicated support.

- Recime offers a SaaS pricing model for business customers and custom service level agreements for enterprise customers.

We offer simple and affordable pricing for different enterprise needs.

- **Community Edition (Free)**: Everything you need to build a great chatbot with no strings attached. Good for startups, community and open-source project. Features include: Multi-channel Integration; Natural Language Processing; Bot Analytics; Community Support.

- **Enterprise Edition (custom pricing)**: Get everything you need to scale your chatbot and brand. Features include: Multi-channel Integration; Natural Language Processing; Maximum Performance; Bot Analytics; SLA Agreement - 99.9% Uptime; Priority D+1 / 4h Support.

"We looked at a lot of the chatbot platforms to explore that encompass multiple messenger services, but primarily WeChat. Recime and their team were the only ones that we found who knew their stuff across the board, and it was a no-brainer for us. The Recime team understood our requirements and built a great Facebook Messenger and WeChat chatbot that integrated into the Wyre service. Recime crushed it!"

- Michael Dunworth, CEO at SendWyre.com*

*Disclaimer: The above individual was not compensated in exchange for his testimonial. In addition, testimonials should not be construed as and/or considered investment advice.

Gallery



✕   FUND THESIS





Developer Writes Code

In ECMAScript 6, TypeScript or JavaScript.

Use the Recime CLI

To build and deploy the bot in a few easy steps.

Recime Creates the Stack on the Fly

Creates the serverless function, installs modules, configures the API, and creates the managed

Bot Runs in Smart Container

Bot executes in its own container, making it secure, scalable, and tailored to demand.

Enhance Your Bot & Test Locally

Use existing npm packages or create your own. Then test and optimize your bot.

Deploy Across Many Channels

Using a single code base, deploy your bot to multiple channels.

The Recime Advantage.

Media Mentions













Team Story

In 2016, Mehfuz began to attend chatbot development hackathons where he realized that there weren't many tools to help him build chatbots. So he began to use his 10 years of mobile development experience to develop software to help him more efficiently build chatbots. Through this frustration with the lack of chatbot software, Recime was born. In March of 2017, the platform was launched to the public.

The Recime team has a powerful mix of expertise. Our development team has over 10 years of platform development experience, and our marketing and business team is made up of advertising professionals.

Our advisors and investors are world class as well. Vassil and Stephen lead Telerik, a mobile development platform which was acquired in 2014. Sergio is CEO of Gigigo, one of the biggest mobile advertising agencies in Europe and Latin America.

Founders and Officers



Mehfuz Hossain
CO-FOUNDER | TECHNOLOGY & PRODUCT

 FUND THESIS





Mehfuz leads the team with a commanding knowledge of platform development. For 10 years he worked as a software engineer on one of the largest mobile development platforms. His experience defines Recime's technology solution.



Joseph Holguin
CO-FOUNDER | PRODUCT & PARTNERSHIP

Joseph brings strategy, focus and product vision to the management team. With over 7 years working in digital advertising and software development, Joseph helps the team develop software that enterprises need.



Jeffrey Broer
CO-FOUNDER | SALES & MARKETING

Jeffrey brings vision, creative talent, leadership and attention to detail to the Recime team. Jeffrey is a recognized public speaker, advisor, mentor and investor. He leads Recime's expansion based out of Hong Kong.



Jean-Marc Ly
CO-FOUNDER | PRODUCT & GROWTH

JM is an expert in growth marketing and has a GREAT attitude. His approach to results-driven campaigns is incredibly valuable in helping Recime grow. He's a super fun person to problem solve with and the team really enjoys working with him!

Key Team Members





Kazi Rashid

Lead Developer

Notable Advisors & Investors



Vassil Terziev

Investor, Co-Founder, Telerik Academy



Sergio Llorens

Investor, Founder, Gigigo Group



I
CODE

Stephen Forte

Advisor, Managing Partner, Fresno Capital

Q&A with the Founder

Q: What is your business development plan to scale the business?

Recime: We split our focus between creating traction and developing the product. We plan to focus on finding our traction and distribution channels, while improving on the product based on consumer feedback and industry uptake. We intend to do so by creating a network of developers and agency services which can license our products and build bots for clients using our platform. We collect a small percentage of development fees, licensing fees, and server monthly costs. We plan to build our developer community by adding a MVP developer program and adding training and certification for our platform (which we hope will create easier adoption), a certification for developer work, and ultimately a marketplace for companies to hire freelance Recime-certified developers to build their bots). In essence, we plan to create and attack the market in a two prong strategy: one that focuses on individual developers and teams and one that targets primarily enterprises and agencies. Each target group requires a specific tactic and traction strategy. Our current efforts involve content marketing, partnership building and sales, engineering as marketing providing free (or low-cost) tools that provide consumer values and link-backs to our platform, trade shows, and offline events (hackathons). We use agencies and their sales teams to reach out to Fortune 500 companies.

FUND THESIS

Q: Can you give some more color on your user base?

Recime: We just launched in March, and as of June had approximately 375 signed up users, with roughly 30 people using bots, a few on the $99 a month plan, some on the free plan, and a number on the $10,000 and SLA. Those with smaller plans are building bots themselves; with $99 they [] to create bots themselves with their tools. We do, however, provide them support in getting off the ground. We also have some enterprise clients, such as Coke , Exabytes, Wyre, and Gigigo. For Coke, we will be doing multiple bots and coupon generation. Currently we have a $10,000 [] but will plan to grow to $20,000-30,000 this year as we are working on more complex relationships.

Q: What is the Gigigo partnership?

Recime: Gigigo is an advertising company specializing in digital marketing strategies. They are a large global agency in Spain, Latin America, etc. with $1 billion topline. Their CEO is an angel investor in Recime. Recime is their platform provider for bot expertise. Gigigo is the marketing platform for them and has been key for unlocking introductions to potential customers on the free, $99 a month as well as enterprise SLA. They will help them bypass the IT as they are already an established brand.

Q: What is your product roadmap (introductions of additional products)?

Recime: We are a bot platform and provide the platform and the framework, and we are on top amazon servers. Eventually, we want to have the developer platform as well; we want our own servers so we can have more control with the development. We need $2-3 million to build this out for our own data structures. More control of the data is key. In terms of other features, we are working on a "drag and drop" feature. In addition, for natural language providers, we have integration with Google API. Eventually we would want our own in-house natural language provider.

Q: Please confirm cash in the bank. Any debt?

Recime: As of the end of September, we had $84,000 in the bank. We have no debt.

Q: What do you see as exit opportunities?

Recime: We are in a new, growing space. We are one of the first to market and are fighting aggressively to gain market share. We see ourselves being able to grow revenue and scale very quickly and feel as those we are a prime target for any large tech platform within the chat space or looking to broaden their platform with the introduction of new tools. Out international presence will make us even more attractive.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $500,000	US $500,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $5,000,000	US $5,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised



● Growth ● Sales ● General Working Capital




- ● Sales
- ● Growth
- ● General Working Capital

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Recime's prior rounds by year.



$5000000	
Pre-Seed (Preferred)	Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $300,000
Close Date	Apr 20, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $5,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Recime, Inc. was incorporated on August 16, 2016 ("Inception") in the State of California. The financial statements of Recime, Inc. (which may be referred to as "Recime" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California. Recime is a SaaS (Software as a Service) company providing an end-to-end solution for chatbot development.

The Company has a limited operating history and has not generated revenue intended operations. For the year ended December 31, 2016, we recorded revenue of $0, and net loss of $3,533. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes and technology usage behaviors. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

Liquidity and Capital Resources

We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from co-founder contribution, additional debt and/or equity offerings, a proposed Regulation Crowdfunding offering, and revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Valuation

As discussed in "Dilution" in the Form C, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



Numbers show in millions. Source October 2016: http://www.marketsandmarkets.com/Market-Reports/smart-advisor-market-72302363.html

The chatbots market is expected to grow from USD 703.3 Million in 2016 to USD 3,172.0 Million by 2021, at a Compound Annual Growth Rate (CAGR) of 35.2% during 2016–2021. The chatbots market is estimated to exhibit high growth during the forecast period owing in part to increasing use of social networking websites and major adoption of cloud - based technologies. Additional drivers in the chatbot market is increasing use of online messaging.

Risks and Disclosures

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of California on August 16, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our platform and service is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products or services and thus may be better equipped than us to develop and commercialize products or services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products or services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

EXHIBIT D
Investor Deck



Recime

The Enterprise Chatbot Platform

This presentation contains offering materials prepared solely by Recime without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Problem

Companies want to improve their customer engagement, and chatbots are way to do this. But building a chatbot from scratch requires specialized knowledge and skills. Companies spend a lot of time and money building a chatbot solution.



Setup & Dev   X   Channel   X   Chatbot   =   Time   X   High Maintenance   X   Money

*Channel =



Solution

Recime removes the complexities, saving you time and money. Our chatbot platform helps a company quickly build chatbot solutions that can automate customer service, content distribution, promotions, and extend services into messenger channels.



Cloud Infrastructure + Chatbot Framework & Dev Tools + Artificial Intelligence + Multi-channel Support + Analytics

*Channel =



Why Recime

- Quick and easy way for companies to build chatbots with limited or no coding experience.

- Integrate with your existing enterprise solutions with reusable custom modules.

- Each chatbot gets its own dedicated stack. This gives your chatbot high performance and enterprise grade scale and security.

- Human take-over when an AI can't handle a customer's inquiries.

- Build your chatbot once and target multiple channels (Facebook, Website, Telegram, Viber, Slack, Kik).

Chatbot platforms either provide limited use-cases or are more developer focused solutions with a high learning curve.



Chatbot Market

- 2017 Market Size: $950 Million

- Market Growth: 35.2% CAGR between 2016 and 2021

- Estimated 2021 Market Size: $3 Billion

Source: http://bit.ly/2vZhwcj



Business Model

- Customer Segments: Enterprise Companies

- SaaS Subscription Model: Chatbot framework + infrastructure per month.

- Enterprise Solution and Service (Private Cloud, performance, SLA).







Pricing

Chatbot Subscription Packages

Business

$999/ month includes 5 support credits.

Enterprise

Starting at $10k/month. Includes support and guaranteed 99.9% uptime.

Enterprise Plus

Custom Quote. More chatbots, faster support, more calls, and guaranteed 99.9% uptime.

Add-ons

WeChat Connector
$300/setup

Professional Services
Backed by our partners

Additional Support Credit
$220/hr



Go To Market Plan

- Our main target customers are fast moving consumer brands.
- We are partnering with development agencies to help them build chatbots for enterprise clients.
- Direct outbound sales to brands who can benefit from a chatbot solution.
- Recime's goal is to position itself as the industry leader. This is done through SEO, content marketing, and referrals from users and clients.



Team

Team, investors & advisors are previous colleagues.
Team has multiple exits. 50 years of combined experience.



Mehfuz Hossain

More than 10 years as a software engineer. Built mobile development platforms at Telerik.
Has previous 2 exits.
linkedin.com/in/mehfuzh



Joseph Holguin

7 years of marketing and product management experience. Grew an e-commerce business nationally.

linkedin.com/in/josephholguin



Kazi Manzur Rashid (consultant)

Over 15 years of full stack development experience. Kazi was a Senior Developer at Telerik.

linkedin.com/in/kazimanzurrashid



Nina Zayakova (consultant)

Over 7 years of UI design experience. Nina was the Senior User Experience Designer at Telerik.

linkedin.com/in/nina-zayakova



Vassil Petev

Over 15 years of management and marketing experience. Vassil was the Director of Product Marketing at Telerik.

linkedin.com/in/vassilpetev



Jeffrey Broer

Over 10 years managing agencies and startups. Design agency was recently acquired.

linkedin.com/in/jeffreybroer



Jean-Marc Ly

7 years of digital marketing, growth hacking and product management. Founded 3 startups, 1 recent exit.

linkedin.com/in/jeanmarcly



Advisors







Stephen Forte

Vassil Terziev

Sergio Llorens

Stephen has been in 5 venture-backed startups with successful exits in a variety of industries. CSO at Telerik and founder of AcceleratorHK. Now managing partner at Fresco Capital.

Vassil was the co-founder and CEO of Telerik, which was acquired by Progress Software. Now an angel investor, and advisor.

Sergio is the founder and CEO of Gigigo, which was acquired by econocom. He is still CEO of Gigigo, an angel investor, and advisor.

linkedin.com/in/stephenforte

linkedin.com/in/vassil-terziev-24242

linkedin.com/in/sllorenss/





Current Status & Accomplishments

- Launched platform publicly in March.

- Currently, have 579 registered developers.

- In April of this year, we signed a partnership with Gigigo.com, one of the largest digital agencies in Central Europe and Latin America.



- June, we developed and powered a Facebook Messenger and WeChat chatbot for SendWyre.com allowing their users to check exchange rates, and request money from other users.

- August, we developed and powered a Facebook Messenger chatbot for Coca-Cola of Switzerland that allowed their 105 million fans to receive a coupon for a free Coca-Cola Zero.



- September, we launched our new codeless chatbot builder.



Customers







"Recime built our Messenger and WeChat chatbot which is helping us transfer money in channels where our users spend most of their time."

Michael Dunworth - CEO, Wyre

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should

not be construed as and/or considered investment advice.



Coca-Cola Coupon Chatbot



●●○○○ AT&T
10:04 PM
23%
Home (6)
Coca-Cola
Typically replies instantly
Manage
Coca-Cola Zero Zucker
Gratis
kiosk
Gültig für eine kostenlose
Coca-Cola Zero Zucker 330ml Dose.
Gültig bis 24. Aug
Aa

Coca-Cola of Switzerland ran a nationwide campaign to promote their new Coca-Cola Zero product.

The Messenger chatbot running on Recime helped coke within 2 weeks:

- Deliver 2.8K+ coupons to redeem Coke Zero from retail stores.
- Process 30K+ messages.
- Gather demographics data on language, age, location and other useful information to obtain feedback for their new product.



Wyre Transfer Bot

SendWyre.com is a global money exchange service based on blockchain. Wyre wanted to extend their service to allow their users in China and the United States to send money to each other via messaging apps.

The Recime platform allows Wyre to save hundreds of setup and development hours. First, Recime natively supports Chinese WeChat allowing Wyre to not spend time setting up and maintaining a Chinese based infrastructure. Second, Recime provides cross channel development, so Wyre could build 1 chatbot that worked natively on Messenger (English) and WeChat (Mandarin).







AT&T
2:59 PM
WeChat
2:57 PM
你邮箱多少?
汇率报价
AT&T
2:46 PM
36%
Home
Wyre Bot
Typically replies instantly
Manage
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JUN 26, 8:28 AM
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